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BIG SKY TRANSPORTATION CO.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER
NOVEMBER 20, 2002

        This Information Statement is being mailed on or about November 21, 2002 to the holders of record of 1996 Series Common Stock (the "Common Stock") of Big Sky Transportation Co. (the "Company" or "Big Sky"). You are receiving this Information Statement in connection with the appointment of persons designated by Mesaba Holdings, Inc., a Minnesota corporation ("Parent"), to a majority of seats on the Board of Directors of the Company (the "Board"), as more fully described below.

        NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS INFORMATION STATEMENT, OR PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTIONS DESCRIBED HEREIN OR THE ADEQUACY OR ACCURACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GENERAL

        On September 26, 2002, the Board approved an Agreement and Plan of Merger (the "Merger Agreement") among Parent, Ranger Acquisition Corp., a Montana corporation and a wholly owned subsidiary of Parent ("Purchaser"), and the Company. Pursuant to the Merger Agreement, Purchaser offers to purchase all of the outstanding shares (the "Shares") of Common Stock, no par value, of the Company, at a purchase price of $2.60 per Share (such price, or such higher price per Share as may be paid in the Offer, being referred to herein as the "Per Share Amount"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal filed by the Purchaser and Parent with the SEC (which, together with any supplements or amendments, collectively constitute the "Offer").

        The Merger Agreement provides, among other things, that following the consummation of the Offer and promptly following satisfaction or waiver of all other conditions to the Merger, and in accordance with the applicable provisions of the Montana Business Corporation Act ("MBCA"), Purchaser will merge with and into the Company (the "Merger"). Upon consummation of the Merger, the Company will be the surviving corporation of the Merger and a wholly owned subsidiary of Parent. The Merger shall become effective upon the filing of Articles of Merger with the Secretary of State of the State of Montana (the "Effective Time").

        The purpose of the Offer, the Merger and the Merger Agreement is to enable Parent to acquire control of the entire equity interest of the Company. The Merger Agreement provides that, promptly upon the payment by the Purchaser for the number of Shares that satisfies the Minimum Condition (as defined in the Merger Agreement) pursuant to the Offer, and from time to time thereafter, the Company shall, upon request of Parent, use reasonable best efforts to cause a majority of the directors of the Company to consist of Parent's designees, numbering not less than three, by accepting the resignations of those incumbent directors who were serving as directors as of September 26, 2002.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

SECURITIES AND PRINCIPAL HOLDERS THEREOF

NUMBER OF SHARES.

        The Common Stock is the only class of equity securities of the Company outstanding which is entitled to receive this Information Statement. As of November 15, 2002, there were 1,249,482 shares of Common Stock outstanding, each of which is entitled to one vote in matters submitted to the Company's shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table provides information, as of November 15, 2002, with respect to each person known to the Company to own beneficially more than five percent (5%) of the outstanding Common Stock:

(1) Title of Class	(2) Name and address of Beneficial Owner	(3) Amount and nature of beneficial ownership	(4) Percent of Class (%)
Common Stock	Derby West, LLC Drawer E Sheridan WY 82801	347,520 shares directly owned	27.8
Common Stock	Northern Rockies Venture Fund, Ltd. 4548 Pearl East Circle Boulder CO 80301	114,286 shares owned directly	9.1
Common Stock	H.V. Holman, Ltd. Partnership 7979 Harbor Town Ave. Las Vegas NV 89113	108,780 shares directly owned	8.7
Common Stock	Kim Champney 1601 Aviation Pl. Billing Logan International Airport Billings, MT 59105	85,300 shares(a)	6.8

(a)
5,300 shares are directly owned and 80,000 shares of options are exercisable upon the consummation of the Offer.

        The following table provides information as of November 15, 2002 with respect to Common Stock beneficially owned by officers, directors and director nominees of the Company:

(1) Title of Class	(2) Name and address of Beneficial Owner(a)	(3) Amount and nature of beneficial ownership(b)		(4) Percent of Class (%)(b)
Common Stock	Jon Marchi	57,467	(c)	4.6
Common Stock	Jack K. Daniels	26,620	(d)	2.1
Common Stock	Stephen D. Huntington	15,600	(e)	1.2
Common Stock	Barbara H. Nemecek	8,667	(f)	0.7
Common Stock	Edward J. Wetherbee	8,334	(g)	0.7
Common Stock	Ken L. Thuerbach	2,667	(h)	—
Common Stock	Craig Denney	61,420	(i)	4.9
Common Stock	Kim B. Champney	85,300	(j)	6.8
Common Stock	William A. Johnstone	0		0
Common Stock	James A. Lee	0		0
Common Stock	TOTAL MANAGEMENT OWNERSHIP	266,075	(k)	21.3

(a)
The business address of each owner except for Mr. Johnstone and Mr. Lee, is 1601 Aviation Pl., Billing Logan International Airport, Billings, MT 59105. The business address of Mr. Johnstone and Mr. Lee is c/o Mesaba Holdings, Inc. Fifth Street Towers, Suite 1720, 150 South Fifth Street, Minneapolis, MN 55402.

(b)
Under the SEC rules, an individual is also deemed to beneficially own shares which are not outstanding but which the individual has the right to acquire as of October 25, 2002 or within 60 days of such date. Such shares are not outstanding but so deemed beneficially owned are treated as outstanding when determining the percent of the class owned by the particular individual and when determining the percent owned by the group.

(c)
Includes 8,000 shares which may be purchased upon exercise of options which are or will become exercisable upon the consummation of the Offer.

(d)
Includes 8,000 shares which may be purchased upon exercise of options which are or will become exercisable upon the consummation of the Offer.

(e)
Includes 10,000 shares which may be purchased upon exercise of options which are or will become exercisable upon the consummation of the Offer.

(f)
Includes 3,667 shares which may be purchased upon exercise of options which are or will become exercisable upon the consummation of the Offer.

(g)
Includes 2,667 shares which may be purchased upon exercise of options which are or will become exercisable upon the consummation of the Offer.

(h)
Includes 2,667 shares which may be purchased upon exercise of options which are or will become exercisable upon the consummation of the Offer.

(i)
Includes 40,000 shares which may be purchased upon exercise of options which are or will become exercisable upon the consummation of the Offer.

(j)
Includes 80,000 shares which may be purchased upon exercise of options which are or will become exercisable upon the consummation of the Offer.

(k)
Includes 155,001 shares which may be purchased upon exercise of options which are or will become exercisable upon the consummation of the Offer.

CHANGES IN CONTROL.

        Following the consummation of the Offer and promptly following satisfaction or waiver of all other conditions to the Merger, Purchaser will merge with and into the Company (the "Merger"). Upon consummation of the Merger, the Company will be the surviving corporation of the Merger and a wholly owned subsidiary of Parent. The Merger shall become effective upon the filing of Articles of Merger with the Secretary of State of the State of Montana.

EXECUTIVE OFFICERS AND DIRECTORS.

ADVERSE LEGAL PROCEEDINGS.

        No director, officer or affiliate of the Company is involved in any legal proceedings that affect or are adverse to the interests of the Company. No shareholder holding more than 5% of the Common Stock of the Company or other security holder is involved in any legal proceedings that affect or are adverse to the Company.

IDENTIFICATION OF AND INFORMATION ABOUT EXECUTIVE OFFICERS AND DIRECTORS.

        Executive Officers:

        Under the terms of the Merger Agreement, Parent has agreed to cause the Company following the Merger to continue the executive employment agreements of Kim B. Champney and Craig Denney as President/Chief Executive Officer of the Company and Executive Vice President/Chief Operating Officer of the Company, respectively. Mr. Champney and Mr. Denney have consented to serve as executive officers of the Company following the Merger in accordance with the terms of their executive employment agreements.

        The Company's executive employment agreement with Mr. Champney provides for a base compensation of $9,600 per month, increasing to $10,500 per month on July 1, 2003, and for certain incentive stock options and cash bonuses based upon performance and objectives, as awarded by the Board of Directors. Mr. Champney's agreement expires on June 30, 2004. The Company's executive employment agreement with Mr. Denney provides for a base compensation of $7,500 per month, increasing to $8,000 per month on July 1, 2003, and for certain incentive stock options and cash bonuses based upon performance and objectives, as awarded by the Board of Directors. Mr. Denney's agreement expires on June 30, 2004. Both executive employment agreements contain provisions for severance benefits in the event of early termination. Mr. Champney's employment agreement provides for severance pay up to 12 months for early termination with the specific amount dependent upon the nature of the early termination. Mr. Denney's employment agreement provides for severance pay up to 6 months for early termination with the specific amount dependent upon the nature of the early termination.

        Directors:

        Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, Parent shall be entitled to designate a majority of the directors of Company, numbering not less than three directors of the Company (the "Designees") and the Company shall be entitled to designate two directors of the Company promptly upon payment by Purchaser for the Shares purchased in the Offer. The Company is obligated to provide the resignation of the existing directors to create vacancies for the Designees.

        Parent has informed the Company that it has selected the Designees and that each of the following individuals has consented to serve as a director of the Company following Closing of the Merger. Except for Mr. Champney, none of the Designees is currently a director of, or holds any positions with the Company. Parent has advised the Company that, to its knowledge, except as set forth in this Information Statement (including Exhibits), none of the Designees or any of their associates beneficially owns any equity securities or rights to acquire the Company's securities, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC. The name, age, present principal occupation or employment and five-year employment history of each of the Designees are set forth below. The current business address for each Designee, unless otherwise indicated, is c/o Mesaba Holdings, Inc., Fifth Street Towers, Suite 1720, 150 South Fifth Street, Minneapolis, MN 55402. Each Designee is a citizen of the United States.

        William A. Johnstone.    Parent has designated Mr. Johnstone, age 58, to be a director of the Company upon consummation of the Merger. Mr. Johnstone has served as President of D.A. Davidson & Co., an investment firm with retail offices in Montana, Wyoming, Idaho, Utah, Washington, and Oregon, since November 2000. From April 1999 to September 2000, he was Managing Partner at Dorsey & Whitney LLP, a Minneapolis-based law firm with offices around the world. From August 1998 to March 1999, Mr. Johnstone was a partner at Dorsey & Whitney LLP. From January 1998 to April 1998, Mr. Johnstone was Vice Chairman of the investment firm of Dain Rauscher Inc., headquartered in Minneapolis, Minnesota. From July 1996 to December 1997, he served as President and CEO of the investment firm of Rauscher, Pierce & Refsnes Inc., headquartered in Dallas, Texas. Mr. Johnstone began his career as an attorney at Dorsey & Whitney LLP in 1970. For information regarding the Company's relationship with D.A. Davidson & Co., please review "Transactions with Management and Others."

        James A. Lee.    Parent has designated Mr. Lee, age 63, to be a director of the Company upon consummation of the Merger. Mr. Lee is presently a business and financial consultant. Mr. Lee served as Senior Vice President and Chief Financial Officer of Canadian Pacific Railway, the fourth largest railroad in North America, and its predecessor, Soo Line Railroad, from February 1987 to October 2001. From January 1993 to October 2001, he was President of Canadian Pacific (U.S.) Finance, Inc., a wholly owned subsidiary of Canadian Pacific Ltd. From 1967 to 1987, Mr. Lee served in various capacities, including Vice President Finance, at MEI Diversified, Inc. and MEI Corporation, companies involved in the soft drink bottling and snack food businesses. From 1962 to 1967, he worked at Arthur Andersen & Co. as a senior auditor and senior tax accountant.

        Kim B. Champney.    Parent has designated Mr. Champney, age 48, to continue to serve as a director of the Company upon consummation of the merger. Mr. Champney has served as President and Chief Executive Officer of the Company since January 1998 and Interim Chief Financial Officer of the Company since March 1998. He has also been a director of the Company since February 1998. From 1993 to 1997, Mr. Champney served as Vice President Business Development for Merlin Express. From 1990 to 1993, he was Director Airline Planning for DHL Airways. During 1989 and 1990, Mr. Champney was Director Financial Analysis for Braniff Inc. From 1986 to 1989, he served as Director Corporate Planning for Piedmont Airlines. From 1981 to 1986, Mr. Champney served in various capacities, including Treasurer and Controller, at Empire Airlines Inc. From 1976 to 1981, he was Manager General Accounting for The Black Clawson Co. The business address for Mr. Champney is 1601 Aviation Pl., Billing Logan International Airport, Billings, MT 59105.

        Company has informed Parent that it has selected the following individuals and that each of the following individuals has consented to serve as a director of the Company following Closing of the Merger. Both individuals designated by Company are currently directors of the Company and have beneficial ownership of the Company's pre-merger securities, and transactions with the Company, its directors, executive officers and affiliates, as described below. Neither of the individuals designated below will have any beneficial ownership of the Company upon consummation of the Offer.

        Company's nominees:

    Jon Marchi
    7783 Valley View Road
    Polson, MT 59860

    Stephen D. Huntington
    3025 Ottawa Ave.
    Butte, MT 59701

        The age, present principal occupation or employment and five-year employment history of Mr. Marchi and Mr. Huntington are set forth below.

Current Board Of Directors

Jon Marchi: Chairman of the Board of Directors April 1996 to date;

  Big Sky—Chairman of the Board, April 1996 to date; Secretary 1991 to 1995; Outside Director since 1979; Principal Business—Owner and President, Marchi Angus Ranches, Polson, MT, 1985 to date; Director and Chairman, Glacier Venture Fund, Director and Chairman, Development Corporation of Montana, Other—Director, College of Business Advisory Board, Montana State University-Billings, Montana Small Business Administration Advisory Council, Director and President, Montana Ambassadors; Age—56.

Jack K. Daniels: Vice-Chairman of the Board of Directors and Assistant Secretary, April 1995 to February 1998; Outside Director since 1990;

  Big Sky—Vice Chairman of the Board and Assistant Secretary, April 1995 to February 1998; Outside Director since 1990; Interim CEO August 1997 to January 1998; Principal Business—Owner/President, SerVair Accessories, Inc., Williston, ND, 1950 to 1994 (retired), Other—Former Chairman, North Dakota Aeronautics Commission (retired); Former Treasurer, National Committee of Cities & States for Airline Service; Age—77.

Stephen D. Huntington: Assistant Secretary 1998 to date; Outside Director since 1994;

  Big Sky—Assistant Secretary, February 1998 to date; Secretary 1996 to February 1998; Outside Director since 1994; Principal Business—Principal, Northern Rockies Venture Fund, Butte, MT, 1990 to date; Other—Former Vice President, Corporate Development and Finance, MSE, Inc.; Former Owner/Manager, MountainWest Management; Former Executive Director, Montana Science and Technology Alliance; Age—46.

Craig Denney: Executive Vice President and COO December 1995 to date, Secretary and Assistant Treasure February 1998 to date; Director since 1995;

  Big Sky—Executive Vice President and COO, December 1995 to date; Secretary and Assistant Treasurer, February 1998 to date; Director since 1995; Previous Employment—Transportation Agent, Northwest Airlines, Inc., Great Falls & Butte, MT, 1974-1978; Other—Member and Former Chairman, Air Carrier Advisory Committee, Billings Logan International Airport; Member, Aviation Council, Department of Aviation, Rocky Mountain College; Age—48.

Kim B. Champney, President and Chief Executive Officer January 1998 to date; Director February 1998 to date;

  The age, present principal occupation or employment and five-year employment history of Mr. Champney is provided above.

Barbara H. Nemecek, Outside Director since 2000;

  Big Sky—Outside Director since 2000; Principal Business—Dean, Montana State University-Billings College of Business, 1997 to date; Associate Professor, University of Nebraska-Kearney Management & Marketing Department, Kearney, NB, 1993 - 1997. Other—Director, U.S. Bank-Billings, Montana State Chamber of Commerce, Montana Ambassadors, Marketing Management Association and Billings Area Fuel Cell Advisory Committee; Age—63.

Ken L. Thuerbach, Outside Director since 2000;

  Big Sky—Outside Director since 2000; Principal Business—Chief Executive Officer, Alpine Log Homes, 1995 to date; Adjunct Professor, University of Montana Graduate School of Business; Member, National Entrepreneurial Foundation Advisory Board. Other—Director, Montana World Trade Center; Chairman, Montana Capital Network; Former Director, Montana Entrepreneurship Centers; Former Member, Board of Governors, Montana Science and Technology Alliance Venture Capital Fund; Former Chairman, Eclipse Technologies, Inc., Former Director, Sea-Vu Corporation; Age—56.

Ed Wetherbee, Outside Director since 2000;

  Big Sky—Outside Director since 2000; Principal Business—Managing Partner, Alliance Commercial Partners, Lakewood, CO, 1988 to date; Other—Director, Nutritional Laboratories International, Inc., CV Technologies, Inc. and Venture Capital Association of Colorado; Former Director and President, Colorado Energy Management, LLC; Former Executive Vice President, Colorado Venture Management Inc.; Age—43.

COMMITTEES OF THE BOARD.

        During fiscal year 2002, the Board of Directors maintained the following committees: Financial Audit, Compensation & Management Development, Strategic Planning and Corporate Finance, and Operations. Membership and duties of these committees through June 2002 are provided below:

        1.    Audit Committee.    The Audit Committee was comprised of Ms. Nemecek (Chair), Mr. Huntington, and Big Sky's General Counsel, Joel E. Guthals.

        The Board of Directors refers to the standards of the New York Stock Exchange with respect to issues of independence concerning members of the Audit Committee. The Board of Directors has concluded that the members of the Audit Committee do not have any relationship with Big Sky or its management that may interfere with the exercise of their independence from Big Sky and its management.

        By providing oversight of the auditors and management, the Audit Committee's responsibility is to insure that Big Sky's financial records and reports fairly and accurately portray the condition and position of Big Sky. The Audit Committee reviews and discusses Big Sky's financial records and financial reports provided by Big Sky's management and auditors. If the Audit Committee determines there are any matters related to Big Sky's financial records and reports requiring attention of the Board of Directors, including problems, these matters are brought before the Board of Directors for discussion and action. The Minutes of the Board of Directors include descriptions of all matters brought to the Board's attention by the Audit Committee during the fiscal year.

        The Audit Committee met seven times during fiscal year 2002. At these meetings, the Audit Committee reviewed and discussed the audited financial statements with management and met with Big Sky's independent auditors and discussed the audited financial statements and other matters required to be discussed by SAS 61(Codification of Statements on Auditing Standards). The Audit Committee received the written disclosures and letter from the independent auditors as required by Independence Standards Board Standard No. 1, and has discussed with the auditors their independence and concluded that the auditors satisfied these independence requirements.

        The Audit Committee also received and reviewed with the independent auditors the letter from the independent auditors known as the "letter to management." This letter discusses conditions concerning internal control, auditor independence, the auditors' responsibility under generally accepted auditing standards, significant accounting policies, accounting estimates, significant audit adjustments, and uncorrected financial statement misstatements. The letter to management disclosed no disagreements between the independent auditors and management, no difficulties encountered in performing the audit, and no material internal control conditions or financial statement misstatements. The letter to management also suggested certain improvements to internal control methods with respect to expendable parts and supplies inventory and unearned revenue, which are being addressed by management. All Board members receive copies of the auditors' annual report and letter to management. Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Big Sky's Annual Report on Form 10-KSB.

        This Audit Committee report and disclosure is approved by the Audit Committee consisting of Barbara H. Nemecek, Stephen D. Huntington, and Joel E. Guthals.

        2.    Strategic Planning and Corporate Finance.    The Strategic Planning and Corporate Finance Committee formerly known as the Future Planning Committee, is comprised of Mr. Wetherbee, Mr. Marchi, Mr. Champney, Mr. Huntington, and Mr. Thuerbach. It met prior to or during Board meetings to explore opportunities and strategies for business development and corporate finance concepts and opportunities and to recommend or initiate appropriate actions. Principal objectives of the Strategic Planning and Corporate Finance Committee are business growth, development of a strategic business plan, and planning and developing corporate finance opportunities with the objective of enhancement of shareholders' value. The Strategic Planning and Corporate Finance Committee completed a strategic business plan for Big Sky and analyzed and considered several corporate finance opportunities. The Committee met fifteen times during fiscal year 2002.

        3.    Compensation & Management Development.    The Compensation & Management Development ("CMD") Committee was comprised of Messrs. Marchi and Huntington. The CMD Committee's primary purposes are to: recommend compensation and performance bonus compensation for the President and CEO; oversee Big Sky's stock option award plans; provide counsel and guidance to the President and CEO regarding compensation for other principal management, and to oversee employee compensation and benefit programs. The CMD Committee oversees management development. The CMD Committee has adopted the policy of maintaining relatively moderate base salaries for executive officers. Since January 1996, it has based all incentives for principal management on achievement of specific goals related to growth of the business. The CMD Committee met twice during fiscal year 2002.

        No member of the CMD Committee is or ever has been an employee of Big Sky. No member of the CMD Committee is affiliated with or related to any executive officer of Big Sky. No member of the CMD is affiliated with any entity having any relationship with Big Sky or Big Sky's executive officers, except that Mr. Marchi is a partner in the Glacier Venture Fund, and Mr. Huntington is a partner in the Northern Rockies Venture Fund, both of which funds own shares of Common Stock of Big Sky. Except for being shareholders of Big Sky, neither Glacier Venture Fund nor Northern Rockies Venture Fund does any business with Big Sky.

        4.    Operations.    The Operations Committee has three members: Messrs. Daniels, Denney and Wetherbee. Mr. Denney is the Executive VP and COO of Big Sky. The Operations Committee meets as necessary to review airline operating policies and procedures, including safety and regulatory operating compliance issues. The Operations Committee met once during fiscal year 2002. Big Sky's operations are ordinarily reviewed and considered by the Board of Directors in its regular meetings, with reports or comments from the Operations Committee.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934.

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of

Common Stock and other equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

        To the Company's knowledge, all applicable Section 16(a) filing requirements were met.

IDENTIFICATION OF CERTAIN SIGNIFICANT EMPLOYEES.

        The only service contracts that the Company has with any of its officers, directors or affiliates are the executive employment agreements between the Company and Mr. Champney and Mr. Denney. Under the terms and conditions of the executive employment agreements between the Company and Mr. Champney and Mr. Denney, they may receive certain stock bonuses and stock options based upon the Company's financial performance. The Offer does not result in awards of any bonuses, stock or stock options to Mr. Champney or Mr. Denney.

FAMILY RELATIONSHIPS.

        Other than Mr. Champney, who is a current executive officer and director of the Company as well as a Designee, none of the executive officers or directors of the Company has any family relationship with any Designee or any other executive officer or director of the Company.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

        No director or executive officer of the Company, including those nominated to become directors in this Information Statement, has filed a petition for bankruptcy or a petition under state insolvency laws, or been the subject of such proceedings within two years before the filing of this Information Statement, has been convicted at criminal proceeding or named in a pending criminal proceeding, is or was the subject of any order, judgment, or decree regarding brokerage, securities, investment, underwriter, investment company, banking, savings and loan association, or insurance company activities, business practices, or purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

TRANSACTIONS WITH MANAGEMENT AND OTHERS.

        In March 1994, Big Sky leased land and a hangar and office facility from Jon Marchi, a director, officer and shareholder. On December 1, 1999 this lease was renewed and combined with another lease for a new general office building. Management believes that the terms of the leases were as favorable as those that could have been obtained from independent third parties. The lease extends for 15 years and contains a six-year option to extend and provides the Company four separate purchase options. Total payments under these leases were $80,453 in 2002 and $80,453 in 2001.

        Pursuant to a letter agreement dated September 27, 2002, the Company engaged D.A. Davidson & Co. to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement, the Company has agreed to pay Davidson a transaction fee of $70,000 of which $10,000 was payable upon signing of the agreement and the remainder is due upon the completion of the contemplated transaction. The Company has agreed to reimburse Davidson for its reasonable out-of-pocket expenses, including attorney's fees, provided that reimbursement for expenses in excess of $2,000 (in the aggregate) shall require prior approval of the Company.

        Davidson and the Company have entered into a separate agreement, dated September 27, 2002, providing for the indemnification of Davidson by the Company in connection with the engagement.

        Mr. Johnstone, one of Parent's designees to serve as a director of the Company, is President of Davidson. There is no understanding or arrangement between the Company, Parent or Davidson regarding Mr. Johnstone's appointment as a director. Parent approached Mr. Johnstone to serve as a director of the Company in November 2002 after Davidson had been engaged by the Company as financial advisor in connection with the transaction.

        Except as otherwise described herein, there have been no material transactions during the past two fiscal years between the Company and any officer, director, Designee, or any shareholder owning greater than 5% of the Common Stock, nor any member of any such individual's immediate family.

CERTAIN BUSINESS RELATIONSHIPS.

        There are no relationships between the Company and its executive officers, directors, or Designees, in which such person, or business in which such person had more than a 10% equity interest, involving payments to or by the Company (1) made payments for property or services to the Company in excess of 5% of the Company's consolidated gross revenues for fiscal year 2002 or such person's consolidated gross revenues for fiscal year 2002; (2) received payments for property or services from the Company in excess of 5% of the Company's consolidated gross revenues for fiscal year 2002 or such person's consolidated gross revenues for fiscal year 2002; and (3) was indebted to the Company in excess of 5% of the Company's total consolidated assets for fiscal year 2002. No executive officer, director, nor Designee has been a member of or counsel to a law firm that was retained by the Company during fiscal year 2002. No executive officer, director, nor Designee was a partner or executive officer of any investment-banking firm that performed any services for the Company.

RESIGNATIONS BY DIRECTORS.

        There were no resignation by directors during fiscal year 2002.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICER COMPENSATION.

        In the table set forth below is compensation information for the President and CEO (Mr. Champney) in 2000, 2001 and 2002, the sole "named executive" of the Company. No executive officer of the Company had salary and bonus exceeding $100,000 during fiscal year 2002.

Summary Compensation Table

Long Term Compensation
	Annual Compensation				Awards			Payouts
Name & Principal Position	Fiscal Year	Salary $	Incentive Comp $	Other $	Restricted Stock Awards $	Securities Underlying Options/SARs		LTIP Payouts	All Other Comp $
Kim Champney President & CEO	2002 2001 2000	95,000 95,000 95,000	— — —	— — —	— — —	30,000 30,000 0	(1) (1)	— — —	0 0 0

(1)
Stock options shown are post-recapitalized.

Option Grants During Fiscal 2002

        The following table provides information regarding stock options granted during fiscal 2002 to the named executive officer in the Summary Compensation Table. The Company has not granted any stock appreciation rights.

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date
Kim Champney	30,000(1)	75%	$1.12	6/30/09

(1)
The options were granted on July 1, 2001 and were suspended because of September 11th. Theses options were taken out of suspension at the end of fiscal year of 2002. The options are on an 8-year vesting schedule and are fully vested upon a change in control as a result of the consummation of the Offer.

Option Exercises During Fiscal 2002 and Fiscal Year-End Option Values

        The following table provides information as to options exercised by the named executive officer in the Summary Compensation Table during fiscal 2002 and the number and value of options at June 30, 2002. The Company has no outstanding stock appreciation rights.

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at June 30, 2002 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at June 30, 2002 Exercisable/Unexercisable(1)
Kim Champney	0		20,000 exercisable 60,000 unexercisable	$ $	0 exercisable 0 unexercisable

(1)
Value is calculated on the basis of the difference between the option exercise price and the closing sale price for the Company's common stock at exercise date or year-end, as the case may be, multiplied by the number of shares underlying the option.

BOARD OF DIRECTORS COMPENSATION.

        At June 30, 2002, the Corporation had eight directors—six "outside" (non-employee) directors and two "inside" (employee) directors. The Corporation is authorized to pay each of its outside directors base compensation of $1,000 per year, plus $300 for each regularly scheduled in-person Board meeting attended and $150 for each tele-conference meeting attended. Additionally, outside directors receive $75 per hour, up to a maximum of $300 per day, for work on special projects. Board members are reimbursed for out-of-pocket expenses required in the performance of their duties and to attend Board meetings and committee meetings. The Chairman is also paid fixed compensation of $500 per month. Payments for outside directors' services during 2002 were $49,444 as follows:

Item	Payments
Mtgs., Conf. and Special Projects(1)	$39,675
Expense Reimbursement(2)	9,769
Total	$49,444

(1)
Annual base compensation, individual meeting compensation, and monthly base compensation (applicable for Chairman). Individual totals as follows: Marchi-$23,575 Huntington- $3,100, Wetherbee-$3,400, Nemecek-$3,100, Thuerbach-$3,400 and Daniels-$3,100. Expenses shown are exclusive of legal, professional and other fees related to Board matters.
(2)
Includes travel and per diem.

        The Corporation has an Outside Directors Stock Option Plan, granting outside directors the option to purchase 2,000 shares of stock annually at the conclusion of each year's service, at the market price on that date. The option term is five years. Under this Plan, prior to 1997, options had been granted to purchase 10,000 shares at $0.9375 per share. Options to purchase an additional 8,000 shares were granted under this Plan in February 1997 at $1.125 per share. Options to purchase an additional 8,000 shares were granted under the Plan in February 1998 at $1.3875 per share. Options to purchase an additional 8,000 shares were granted under the Plan in February 1999 at $1.9375 per share. Options to purchase an additional 8,000 shares were granted under the Plan in February 2000 at $0.9375 per share. Options to purchase an additional 9,001 shares were granted under the Plan in February 2001 at $1.1875 per share. Options to purchase an additional 12,000 shares were granted under the Plan in March 2002 at $1.00 per share.

Signatures

        In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 20, 2002

BIG SKY TRANSPORTATION CO.
By:	/s/ KIM B. CHAMPNEY Kim B. Champney President and Chief Executive Office

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER NOVEMBER 20, 2002
GENERAL
SECURITIES AND PRINCIPAL HOLDERS THEREOF
EXECUTIVE OFFICERS AND DIRECTORS.
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Summary Compensation Table
Option Grants During Fiscal 2002
Option Exercises During Fiscal 2002 and Fiscal Year-End Option Values
Signatures